October 17, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Kathy Churko

RE:     LoCorr Investment Trust (File Nos. 333-171360; 811-22509)

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Andrew Davalla on August 4, 2017 with respect to the above-referenced Trust.  Your comments are set forth below, and each is followed by the Registrant’s response which the registrant has authorized Thompson Hine LLP to provide.

Comment 1.  For the LoCorr Managed Futures Strategy Fund and the LoCorr Long/Short Commodities Strategy Fund, it appears that each Fund has five years of performance history. Please explain why such performance history was not reflected in the performance charts for each. If the Funds do have five year performance histories, please refile an amended N-CSR and confirm whether or not such amended filing will be sent to shareholders.

Response.  An amended N-CSR will be filed for these funds. Future N-CSR filings will include performance for the 5-year period for each fund. Given that the since inception period for each of the funds approximates the 5-year period, the Registrant has chosen not to send an amended filing to shareholders. The Registrant notes that the 5-year period performance was disclosed in each Fund’s prospectus dated May 1, 2017 and is also now shown in each Fund’s semi-annual report for the period ended June 30, 2017.

Comment 2.  The financial statements for LoCorr Multi Strategy Fund and LoCorr Spectrum Income Fund reflect a return of capital to shareholders. Please confirm that the appropriate notices to shareholder regarding return of capital were sent to shareholders.

Response.  The Funds confirm that the appropriate notices were sent to shareholders.

Comment 3.  Please confirm that CFC expenses are appropriately provided for in the correct line items.

Response.  The Funds confirm that all CFC expenses have been appropriately provided for in each Fund’s consolidated statement of operations line items.

Comment 4.  For Long/Short Commodities Strategy Fund, Multi-Strategy Fund, Market Trend and Long/Short Equity Fund (now Dynamic Equity Fund), if each fund has operated as a diversified fund for three years, please confirm that shareholders will be informed of the change in diversification.

Response:  To the extent applicable, the Funds will revise their disclosure in their next annual registration statement filing.

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If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla